Exhibit 23.5

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated August 29, 2013, with respect to the combined consolidated balance sheets of Express Canada (consisting of 1108437 Alberta Ltd., Express Pipeline Ltd., Express Holdings (Canada) Limited Partnership and Express Pipeline Limited Partnership), as at December 31, 2012, 2011 and 2010, and the related combined consolidated statements of operations, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chartered Accountants

September 9, 2013

Calgary, Canada